The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2007 and the Prospectus Supplement dated September 4, 2007 and the Information Supplement dated December 12, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 14, 2007

US$

Zero Coupon [Callable] Notes due

Principal Amount:	US$	Issuer:	Barclays Bank PLC (Rated AA/Aa1)*

Issue Price:		Series:	Medium-Term Notes, Series A

Principal Protection Percentage:	100%	Original Issue Date:

CUSIP Number:		Maturity Date:	, subject to optional redemption (for a term not less than one year).

ISIN:		Denominations:	Minimum denominations of US$ and in integral multiples of US$ thereafter.

Business Day:	☐ New York ☐ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐    Fixed Rate

☐    Regular Floating Rate

☐    Inverse Floating Rate (see page S-37 of the prospectus

        supplement for a description of inverse floating rate Notes)

☑    Other (see description in this free writing prospectus)

Day Count Convention (or Fraction): ☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365 ☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Interest:	We will not pay you interest during the term of the Notes.

Internal Rate of Return (“IRR”):	[•]% per annum.

Compounding Formula:	For each compounding period, the accretion amount is the accreted principal amount of the Notes at the start of the compounding period (the accreted principal for the first compounding period will be the principal amount indicated in this free writing prospectus) multiplied by the [applicable] IRR and the day count fraction indicated above. The accreted principal amount for the next compounding period will be determined by adding the accretion amount for the applicable compounding period to the accreted principal amount at the start of that compounding period.

Compounding Dates:	The [•] day of each [month] [•[,•,•] [and •], commencing on [•] and ending on the maturity date [or the early redemption date, if applicable].

Compounding Period:	The initial compounding period will begin on, and include, the issue date and end on, but exclude, the first compounding date. Each subsequent compounding period will begin on, and include, the compounding date for the preceding compounding period and end on, but exclude, the next following compounding date. The final compounding period will end on the maturity date [or the earlier redemption date, if applicable].

[Redemption at the Option of the Company:

We may redeem your Notes in whole, but not in part, at the redemption price set forth below, on [any] [the] optional redemption date, but giving at least [•] [business days’] [calendar days’] prior written notice to the trustee. If we exercise our redemption option, the optional redemption date on which we so exercise will be referred to as the “early redemption date”.

Optional Redemption Date[s]:	The [•] day of each [month] [•[,•,•] [and •], commencing on [•].

Redemption Price:	If we exercise our redemption option, you will receive the applicable redemption price as a percentage of the principal amount indicated in this free writing prospectus as set forth in the schedule below:

Early Redemption Date	Early Redemption Price
[•]	[•]%
[•]	[•]%
[•]	[•]%

Settlement:	DTC; Book-entry; Transferable.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Trustee	The Bank of New York

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Factors” beginning on page FWP-2 of this free writing prospectus.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, and the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, information supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	%	%	%*
Total	$	$	$

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2005, as supplemented by the prospectus supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contain the terms of the Notes and this free writing prospectus supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Payment at Maturity?

Compounding Calculation

Step 1: Calculate the accretion amount.

For each compounding period, the accretion amount is the accreted principal amount of the Notes at the start of the compounding period multiplied by the IRR and the day count fraction.

Step 2: Calculate the accreted principal amount for the next compounding period.

The accreted principal amount for the next compounding period will be determined by adding the accretion amount for the applicable compounding period to the accreted principal amount at the start of that compounding period.

Example: Assuming the accreted principal amount of the Notes at the start of a quarterly compounding period is $300, the IRR is 10% and the day count convention is 30/360, the accretion amount for that compounding period would be $7.50, calculated as follows:

Accretion Amount = $300 x 10% x 90/360 = $7.50

The accreted principal amount for the next compounding period is $307.50, calculated as follows:

Accreted Principal for Next Compounding Period = $3000 + $7.50 = $307.50

The accretion amount for the next compounding period would be $7.6875, calculated as follows:

Accretion Amount = $307.50 x 10% x 90/360 = $7.6875

The accreted principal amount for the next compounding period is $315.1875, calculated as follows:

Accreted Principal for Next Compounding Period = $307.50 + $7.6875 = $315.1875

FWP–1

Payment at Maturity Calculation

If the compounding calculation is performed for the entire term of the Notes, assuming you hold the Notes to the maturity date, you will receive US$1,000 for each US$1,000 principal amount Note, a 10% return on your investment.

Selected Purchase Considerations—General

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity [or early redemption date, if applicable]. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Tax Treatment—You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and the information supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

•

Notes that have a maturity of 366 days or more—We intend to treat the Notes as having original issue discount subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

•

Notes that have a maturity of 365 days or less—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

•

Notes that have a maturity of 365 days or less, but which by their terms may extend beyond 365 days—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes. However, because under certain circumstances the Notes may be outstanding for more than one year it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes is described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing in securities directly linked to the reference rate. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•	No Interest—As a holder of the Notes, you will not receive interest payments during the term of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

FWP–2

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	[our option to redeem the Notes;]

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

[Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about                     , 200  , which is the business day following the date of this free writing prospectus (this settlement cycle being referred to as “T+ ”). See “Plan of Distribution” in the prospectus supplement.]

FWP–3

US$

BARCLAYS BANK PLC

ZERO COUPON [CALLABLE] NOTES DUE

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2007, THE

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2007

AND THE INFORMATION SUPPLEMENT DATED DECEMBER 12, 2007)